Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Statement of Financial Condition

	As of December 31, 2015
ASSETS	
CURRENT ASSETS:	
Cash	$ 4,222,383
Accounts receivable	392,194
Prepaid expenses	19,922
Total current assets	4,634,499
GOODWILL	1,937,513
OTHER INTANGIBLE ASSETS, net	2,443,358
NOTES RECEIVABLE-EMPLOYEES	162,516
PROPERTY AND EQUIPMENT, net	1,936
TOTAL ASSETS	$ 9,179,822
LIABILITIES AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 657,971
Contingent earnout consideration payable	1,126,293
Intercompany payable to Parent and Subsidiaries	113,738
Total current liabilities	1,898,002
DEFERRED INCOME TAX LIABILITIES	766,172
NOTE PAYABLE	398,279
TOTAL LIABILITIES	3,062,453
SHAREHOLDER'S EQUITY:	
Common shares, no par value; 1,000 shares authorized; 100 issued and outstanding	-
Additional paid-in capital	6,703,643
Accumulated deficit	(586,274)
TOTAL SHAREHOLDER'S EQUITY	6,117,369
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 9,179,822

The accompanying notes are an integral part of this financial statement.